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                                   QIAGEN N.V.
                                 Spoorstraat 50
                                  5911 KJ Venlo
                                 The Netherlands

                                                                  March 27, 2003

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:   QIAGEN N.V.
               Registration Statement on Form F-3 (Registration No. 333-12324)

Dear Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), QIAGEN N.V. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form F-3 (Registration No. 333-12324), together with all exhibits and amendments thereto (the "Registration Statement"). The Registrant is requesting such withdrawal because its no longer contractually obligated to keep such Registration Statement effective.

         Please address any questions you may have to Alex Seldin at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone number (617) 542-6000, facsimile number (617) 542-2241.

         Thank you for your assistance with this matter.

                                                     QIAGEN N.V.

                                                     By:  /s/ Peer M. Schatz

                                                         Chief Financial Officer

cc:  Jeffrey P. Riedler
       Securities and Exchange Commission
     Alex Seldin
       Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.